Exhibit 99.1

[For Immediate Release]

Axonex AI Group Limited (NASDAQ: AXNX)

Solidifies Transformation into an AI and Robotics-Focused Company

Formerly Mint Incorporation Limited (NASDAQ: MIMI),

the Company Unveils New Corporate Identity and Ticker

to Reflect Strategic Focus on AI and Robotics as Its Primary Growth Engine

Hong Kong, Oct. 09, 2026 (GLOBE NEWSWIRE) — Mint Incorporation Limited today announced that it has changed the Company’s name to Axonex AI Group Limited (“Axonex AI” or the “Company”, together with its subsidiaries, the “Group”), as part of its official rebranding. The change of name took effect on September 28, 2026. The Company’s Class A ordinary shares are expected to begin trading on the Nasdaq Capital Market under the new ticker symbol “AXNX”, at the open of market trading on October 13, 2026. The CUSIP number for the Class A ordinary shares remains unchanged. The new corporate website is now live at axonexai.com.

This corporate rebrand marks a key milestone in the Company’s ongoing strategic pivot. It formalizes a transformation that has been underway as the Group rapidly diversified into the AI and robotics sector. This evolution is underscored by the launch of its wholly-owned subsidiary, Axonex AI Limited, and its majority owned subsidiary, Rice Robotics AGI Holding Limited.

Over the past year, the Company has significantly diversified into AI and robotics. Through these operations, it has introduced a series of robot models and robotics solutions—including the FLOKI Minibot M1, a companion and home assistance robot; NEX, a semi-humanoid service robot; and micro-insurance solutions purpose-built for commercial robots—while establishing an international network of partners to expand its footprint and develop new products. AI and robotics now account for an increasing share of the Company’s revenue and have become central to its development direction, planning and investment. With a pipeline of new products and partnerships under consideration, the Company’s renaming as Axonex AI Group better reflects its positioning and highlights its future direction and strategic focus on AI and robotics.

“The adoption of our new identity as Axonex AI Group is far more than a name change; it is a definitive statement of our strategic intent,” said Mr. Damian Chan, Chairman of the Board and Chief Executive Officer. “This action is designed to solidify our transformation into an AI and robotics company, with AI and robotics as our main growth engine. We are strategically allocating our resources, talent, and investment to this new focus to effectively seize the opportunities presented by the rapid growth of the AI and robotics industry.”

As Axonex AI, the Company intends to implement a broad strategic plan to strengthen and accelerate the development of its AI and robotics business, with the vision of becoming an industry leader in robotics and AI innovation. As part of the plan, it expects to explore further opportunities in these businesses, including but not limited to developing new robot models and series, pursuing partnerships and joint ventures to acquire new technologies, develop new models and enter new market segments, and advancing synergies between AI and robotics such as embodied intelligence and humanoid robots. It also intends to increase investment in research and development, laboratory facilities, manufacturing capabilities and talent nurturing. By integrating AI, robotics, IoT and digital twin technologies, the Company aims to deliver advanced solutions that embed seamlessly into business processes and enhance efficiency, safety, sustainability and scalability across commercial, residential and industrial sectors.

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Axonex AI Group Limited (formerly Mint Incorporation Limited; NASDAQ: AXNX) Solidifies Transformation into an AI and Robotics-Focused Company

October 9 2026

About Axonex AI Group Limited

Axonex AI Group Limited (formerly Mint Incorporation Limited) (NASDAQ: AXNX) is a Hong Kong-based company strategically focused on artificial intelligence (AI) and robotics, and an established business interior design and fit-out works provider. Through its subsidiary, Axonex AI Limited, and its majority owned subsidiary, Rice Robotics AGI Holding Limited, the Group delivers robot models and robotics solutions, including the FLOKI Minibot M1 and micro-insurance solutions purpose-built for commercial robots. The Group also maintains its established interior design and fit-out works business. Anchored by its ongoing transformation, Axonex AI is focused on AI and robotics as its main growth driving engine.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to review other factors that may affect its future results disclosed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”).

Media Enquiries

Strategic Financial Relations Limited

Vicky Lee	Tel: (852) 2864 4834	E-mail: vicky.lee@sprg.com.hk
Rachel Ko	Tel: (852) 2114 2370	E-mail: rachel.ko@sprg.com.hk
Cherrie Man	Tel: (852) 2864 4846	E-mail: cherrie.man@sprg.com.hk

Axonex AI Group Limited

Investor and Media Relations	info@axonex.ai	http://www. axonexai.com /